U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549

                                      FORM 15


  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                         Commission File Number:  0-14507

                          Homeland Bankshares Corporation

                 229 East Park Avenue, Waterloo, Iowa  50704-5300
                                  (319) 291-5260

                     Common stock, par value $12.50 per share
             (Title of each class of securities covered by this Form)

                                       None
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)    [X]       Rule 12h-3(b)(1)(i)    [ ]
       Rule 12g-4(a)(1)(ii)   [ ]       Rule 12h-3(b)(1)(ii)   [ ]
       Rule 12g-4(a)(2)(i)    [ ]       Rule 12h-3(b)(2)(i)    [ ]
       Rule 12g-4(a)(2)(ii)   [ ]       Rule 12h-3(b)(2)(ii)   [ ]
                                        Rule 15d-6             [ ]

       Approximate number of holders of record as of the certification or notice date: none

       Pursuant to the requirements of the Securities Exchange Act of 1934, Homeland Bankshares Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

  Date:  March 3, 1997               By:
                                        ---------------------------
                                        Robert S. Kahler
                                        Executive Vice President and CFO